20008551

ES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE LOGAN GROUP SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2150 DOUGLAS BLVD, STE 240
(No. and Street)

ROSEVILLE	CA	95661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN LOGAN (916) 791-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HANSEN & COMPANY
(Name – *if individual, state last, first, middle name*)

22320 FOOTHILL BLVD, SUITE 430	HAYWARD	CA	94541
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section FEB 28 2020 Washington DC 416

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, KEVIN LOGAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE LOGAN GROUP SECURITIES, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PROPRIETOR

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition. (STATEMENT OF CASH FLOWS)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEE ATTACHED
CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CALIFORNIA ALL- PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }

County of Placer }

On February 26, 2020 before me, Kim Bower, Notary Public,
(Here insert name and title of the officer)

personally appeared Kevin Logan,

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is~~/are~~ subscribed to the within instrument and acknowledged to me that he~~/she/they~~ executed the same in his~~/her/their~~ authorized capacity~~(ies)~~, and that by his~~/her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Kim Bower

Notary Public Signature

KIM BOWER
COMM. # 2240451
NOTARY PUBLIC - CALIFORNIA
PLACER COUNTY
COMM. EXPIRES MAY 23, 2022

(Notary Public Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages _____ Document Date_________

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

  (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other ______________

INSTRUCTIONS FOR COMPLETING THIS FORM

This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he/she/they~~, is ~~/are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document with a staple.

THE LOGAN GROUP SECURITIES

Table of Contents

Page

HANSEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
22320 FOOTHILL BLVD., SUITE 430
HAYWARD, CALIFORNIA 94541-2744

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Proprietor of The Logan Group Securities

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Logan Group Securities as of December 31, 2019, the related statements of income, changes in proprietor's equity, and cash flows for the year then ended, and the related notes [and schedule] (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of The Logan Group Securities as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of The Logan Group Securities' management. Our responsibility is to express an opinion on The Logan Group Securities' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Logan Group Securities in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of The Logan Group Securities' financial statements. The supplemental information is the responsibility of The Logan Group Securities' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule 1 - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hansen & Company

We have served as The Logan Group Securities' auditor since 2015.

Hayward, California

February 26, 2020

THE LOGAN GROUP SECURITIES
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS		
Cash and cash equivalents	$	78,371
Investments		13,761
Commissions Receivable		13,502
Prepaid expenses		364
Total assets	$	105,998
LIABILITIES & PROPRIETOR'S EQUITY		
LIABILITIES		
Accounts Payable	$	2,073
Accrued expenses		500
Total Liabilities		2,573
PROPRIETOR'S EQUITY		103,425
TOTAL LIABILITIES & PROPRIETOR'S EQUITY	$	105,998

SEE ACCOMPANYING NOTES

THE LOGAN GROUP SECURITIES
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenue		
Commissions and Trail Fees Revenue	$	452,978
Interest and other income		3,027
Total Revenue		456,005
Expenses		
Licenses, regulatory fees and dues		4,145
Insurance		2,336
Office Supplies		353
FINOP and audititng fees		9,250
Administrative support		4,800
Telephone Expense		1,200
Conference Room Rental		3,600
File Storage Rental		1,200
Legal		720
Miscellanous		137
Total expenses		27,741
Net income	$	428,264

SEE ACCOMPANYING NOTES

THE LOGAN GROUP SECURITIES

Statement of Changes in Proprietor's Equity

For the Year Ended December 31, 2019

January 1, 2019	$	30,622
Distributions		(355,461)
Net income		428,264
December 31, 2019	$	103,425

See accompanying notes.

THE LOGAN GROUP SECURITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR EnDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	428,264
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in assets		
Commissions receivable		(5,665)
Prepaid expenses		192
Increase (decrease) in liabilities		
Accounts Payable		2,073
Accrued Expenses		500
Net cash provided by operating activities		425,364
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase in investments		(2,922)
Net cash used in investing activities		(2,922)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proprietor's withdrawals		(355,461)
Net cash used in financing activities		(355,461)
NET INCREASE IN CASH AND CASH EQUIALENTS		66,981
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		11,390
CASH AND CASH EQUIVALENTS, END OF YEAR	$	78,371
SUPPLEMENTAL DISCLOSURES		
Cash paid for interest	$	-
Cash paid for taxes	$	-

SEE ACCOMPANYING NOTES

THE LOGAN GROUP SECURITIES
Notes to the Financial Statements
Year Ended December 31, 2019

1. NATURE OF ACTIVITES

The Logan Group Securities (the "Company") is engaged in the sale of variable annuities and mutual funds to individuals, organizations and businesses in California and Colorado. Commissions are paid by the issuing companies to Logan Group Securities. The Company's operations are conducted from the same offices as another entity owned by the owner of the company. The related proprietorship incurs the burden of substantially all common and administrative expenses, including salaries. The Financial position, results of operations and cash flow of the Company differ from those that would have been achieved had the Company operated autonomously.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: - the accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Revenue Recognition: - the Company's revenues consist of commissions generated for the sale of annuities and mutual funds and trail fees. The company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collection of the fee is probable. Generally, these conditions are met, and thus, revenue is recognized, at the time of sale of an investment to the customer, characterized as the transaction date. In the case of trail fees, the transaction date is determined as of the last date for which the fees are calculated for any given payment period. The Company's policies are in conformity with the Accounting Standard for Revenue Recognition (ASC 606).
Use of Estimates – Preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.
Investments and investment income – Investments are comprised of investments in equity securities mutual funds, which are stated at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. The investments are held on a long-term basis. Investment income includes unrealized gains and losses. FASB 820-10 clarifies the definition of fair value for financial reporting and establishes a three-tier hierarchy as a framework for measuring fair value. Under the highest level (Level 1), inputs are quoted prices in active markets for identical instruments. The Company's investments are classified as Level 1, as the investments are listed on the NASDAQ exchange.
Income Taxes-As the Company is a proprietorship, no provision has been made for federal or state income taxes. The tax liability, if any, is that of the sole proprietor.

3. **NET CAPITAL REQUIREMENT**

Pursuant to the net capital provision of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain net capital of not less than $5,000. As of December 31, 2019, the Company's net capital, as calculated and disclosed in the Financial and Operational Combined Uniform Single Report was $100,879.

4. **RELATED PARTY TRANSACTIONS**

The company has entered into an agreement with a related entity which is owned by the owner of the Company, whereby the Company pays for administrative support and to rent storage space on a monthly basis. During 2019 the Company $11,100 to the related entity for these services.

5. **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through February 26, 2020, the date the financial statements were available to be issued.

6. **SUPPLEMENTARY SCHEDULES**

The Securities and Exchange Commission requires the inclusion of certain supplementary schedules with the financial statements of a broker-dealer if the broker-dealer retains customer funds or securities. Logan Group Securities does not retain customer funds or securities. The following schedules are inapplicable that thus have not been prepared:

- Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
- Information Relating to the Possession or Control Requirements under Rule 15c3-3
- A Reconciliation pursuant to Rule 17a-5(d)(4)

SUPPLEMENTAL INFORMATION

THE LOGAN GROUP SECURITIES
Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2019

Net Capital		
Total member's equity	$	103,425
Less: Non-allowable assets		
Accounts receivable		-
Prepaid expenses		364
Total non-allowable assets		364
Net capital before haircuts		103,061
Less: haircuts		2,182
Net Capital	$	100,879
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $2,573 or $5,000, whichever is greater		5,000
Excess Net Capital	$	95,879

Reconciliation with Company's Net Capital Computation (Included in Part II of Amended Form X-17A5 as of December 31, 2019)

There were no material differences noted in the Company's net capital computation at December 31, 2019

See accompanying notes.

HANSEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
22320 FOOTHILL BLVD., SUITE 430
HAYWARD, CALIFORNIA 94541-2744

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Proprietor of The Logan Group Securities

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) The Logan Group Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Logan Group Securities claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (i) (exemption provisions) and (2) The Logan Group Securities stated that The Logan Group Securities met the identified exemption provisions throughout the most recent fiscal year without exception. The Logan Group Securities' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Logan Group Securities' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hansen & Company

Hayward, California

February 26, 2020

THE LOGAN GROUP SECURITIES

February 26th 2020

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F ST NE
Washington, DC 20549

To whom it may concern,

The Logan Group Securities (LGS) is a limited broker-dealer, offering mutual funds and variable products. LGS does not directly handle customer funds or securities or any other duties associated with a clearing broker-dealer. LGS is registered with the U.S Securities and Exchange Commission (SEC).

In accordance with Rule 17a-5 of §240 of the Securities and Exchange Act of 1934, LGS performs an annual audit and files a "Report pursuant to rule 17a-5 under the Securities Exchange Act of 1934" with the SEC. In the report, LGS claims exemption to Rule 15c3-3 based on exemption k(2)(i), which is noted below.

(k) Exemptions.
(2) The provisions of this section shall not be applicable to a broker or dealer:
(I) Who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with this activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to , customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts each to be designated as "Special Account for the Exclusive Benefit of Customers of LGS".

The nature of the business of LGS qualifies the firm for this exemption. Further, management has evaluated transaction executed for the year and has verified that no customer funds have been received or distributed for securities transactions or for customer account; and LGS does not maintain customer accounts. Therefore, LGS has met the identified exemption provisions throughout the recent fiscal year without exception.

Sincerely,

Kevin Logan
Sole Proprietor